SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 7)



                                 Six Flags, Inc.
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                                (Name of Issuer)



                     Common Stock, par value $.025 per share
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                         (Title of Class of Securities)



                                    83001P109
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                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                       Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------                                      --------------------
CUSIP No. 83001P109                                           Page 2
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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Red Zone LLC
        20-1475706
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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2                                                               (a) [ ]
                                                                (b) [X]
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        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
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        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]
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        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware
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                                SOLE VOTING POWER
                        7       0 shares of Common Stock
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       10,921,300 shares of Common Stock

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0 shares of Common Stock
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      10,921,300 shares of Common Stock

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
11
          10,921,300 shares of Common Stock
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12        (See Instructions)
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        11.7%

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          TYPE OF REPORTING PERSON (See Instructions)
14
          OO
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
                                  SCHEDULE 13D
----------------------                                      --------------------
CUSIP No. 83001P109                                           Page 3
----------------------                                      --------------------

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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Daniel M. Snyder
        N/A
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        Not Applicable
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0 shares of Common Stock
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       10,921,300 shares of Common Stock

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0 shares of Common Stock
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      10,921,300 shares of Common Stock

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          10,921,300 shares of Common Stock
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        11.7%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN
--------------------------------------------------------------------------------

INTRODUCTION

      This Amendment No. 7 (this "Amendment") relates to the Schedule 13D filed on behalf of Red Zone LLC, a Delaware limited liability company ("Red Zone"), and Daniel M. Snyder, an individual ("Mr. Snyder") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on August 30, 2004, as amended by Amendment No. 1 filed on September 2, 2004, Amendment No. 2 filed on January 14, 2005, Amendment No. 3 filed on April 22, 2005, Amendment No. 4 filed on August 10, 2005, Amendment No. 5 filed on August 18, 2005 and Amendment No. 6 filed on September 16, 2005 (the "Schedule 13D"), relating to shares of common stock, par value $.025 per share ("Common Stock"), of Six Flags, Inc. (the "Company").

      Items 4 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 4.     Purpose of Transaction.

            On October 4, 2004, Red Zone sent a letter to the Secretary of the Company giving notice of its intention to seek to have the Company's stockholders take corporate action by written consent and requesting that the Board of Directors (the "Board") set a record date for determining the stockholders entitled to consent to such corporate action in writing without a meeting. A copy of Red Zone's letter is filed as Exhibit 7 hereto.

            Promptly after a record date is established, Red Zone intends to solicit the Company's stockholders to consent to the following actions without a stockholders' meeting in accordance with Delaware law:

         (1) remove without cause Kieran Burke, James Dannhauser and Stanley Shuman from the Board and any other person or persons (other than the persons elected pursuant to the proposed action by written consent) elected or appointed to the Board of the Company prior to the effective date of Red Zone's proposals to fill any newly created directorship or vacancy on the Board;

         (2) elect Mark Shapiro, Daniel M. Snyder and Dwight Schar (the "Nominees") to fill the vacancies resulting from Proposal 1 to serve as members of the Board of the Company;

         (3) amend Section 4.1 of the Company's Bylaws to fix the number of directors permitted to serve on the Six Flags Board at seven;

         (4) amend Section 26.1 of the Company's Bylaws to require the unanimous vote of all directors in order for the Board to amend Section 4.1 of the Bylaws, which fixes the number of directors constituting the Board;

         (5) amend Section 4.4 of the Company's Bylaws to provide that vacancies on the Six Flags Board created as a result of the removal of directors by Six Flags' stockholders may be filled only by a majority vote of Six Flags' stockholders; and

         (6) repeal each provision of the Company's Bylaws or amendments of the Bylaws that are adopted after September 13, 2004 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board.

            Red Zone's proposals and its consent solicitation are described in Red Zone's revised preliminary consent solicitation statement on Schedule 14A as filed with Securities and Exchange Commission on October 5, 2005. A copy of the revised preliminary consent statement filed with the Securities and Exchange Commission is filed as Exhibit 8 hereto and is incorporated herein by reference.

            Pursuant to the Company's bylaws, the Board is required to set the record date promptly, but in all events within 10 days after the date on which it receives written notice. The record date cannot be more than 10 days after the date upon which the board adopts a resolution setting the record date.

            On September 28, 2005, Red Zone sent a letter to the Company requesting a stockholder list and other materials in order to distribute it consent solicitation statement to the Company's stockholders. A copy of Red Zone's September 28, 2005 letter is attached as Exhibit 9 hereto.

            In addition to the consent solicitation and the Offer (as described in Red Zone's consent solicitation statement), the Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other stockholders of the Company and third parties concerning the Company, its prospects and any or all of the foregoing matters.

            The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

            THIS AMENDMENT IS NOT A TENDER OFFER NOR AN OFFER WITH RESPECT THERETO. AN OFFER, IF COMMENCED, WILL BE MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. STOCKHOLDERS ARE URGED TO READ RED ZONE'S TENDER OFFER MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS WILL BE ABLE TO OBTAIN COPIES OF RED ZONE'S TENDER OFFER MATERIALS FREE OF CHARGE FROM THE SEC'S WEBSITE.

Item 7.           Material to be Filed as Exhibits.

      EXHIBIT 7:  Letter, dated October 4, 2005, from Red Zone LLC to Walter
                  S. Hawrylak, Secretary of Six Flags, Inc.

      EXHIBIT 8: Revised Consent Solicitation Statement on Schedule 14A, filed with the Securities and Exchange Commission on October 5, 2005 (incorporated herein by reference).

      EXHIBIT 9: Letter dated September 28, 2005 from from Red Zone LLC to Kieran Burke, Secretary of Six Flags, Inc.

      EXHIBIT 10: Red Zone LLC Press Release dated October 5, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 5, 2005





RED ZONE LLC



By:  /s/   Daniel M. Snyder
   ------------------------------------
   Name:  Daniel M. Snyder
   Title:  Managing Member



By: /s/   Daniel M. Snyder
   ------------------------------------
   Daniel M. Snyder